PLAN OF MERGER AMENDING AGREEMENT

THIS AGREEMENT made as of the 22nd day of March, 2007.

AMONG:

ALAN CASH, of 5033 Seachase Street, San Diego, California, 92130

(“Cash”)

AND:

SONIC ENVIRONMENTAL SOLUTIONS INC., a corporation incorporated under the laws of British Columbia

(“Sonic”)

AND:

SONIC ENVIRONMENTAL SOLUTIONS CORP., a corporation incorporated under the laws of California

(“Sonic Corp.”)

WHEREAS:

A.	Cash and Sonic entered into an agreement and plan of merger dated September 26, 2005 (the “Merger Agreement”) pursuant to which Cash sold his interest in Terra-Kleen Response Group, Inc. to Sonic;

B.	Pursuant to the Merger Agreement, Cash was appointed President of Sonic Corp., a wholly owned subsidiary of Sonic, and has served on the Board of Directors of Sonic; and

C.	Cash and Sonic/ Sonic Corp. wish to discontinue their relationships and have entered into this Plan of Merger Amending Agreement (the “Agreement”).

                   NOW THEREFORE THIS AGREEMENT WITNESSES that in consideration of the respective premises, promises and conditions herein contained and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties agree as follows:

ARTICLE 1
DEFINITIONS AND INTERPRETATION

1.1                 Definitions. In this Agreement the following capitalized words will have the following meanings:

(a)	“Deliverables” has the meaning given to it in Section 2.1(f) of this Agreement;

(b)

“Employment Agreement” means the Executive Employment Agreement dated December 21, 2005 between Cash and Sonic Corp. (formerly Sonic Environmental Solutions (USA) Inc.) pursuant to which Cash was appointed President of Sonic Corp.;

(c)	“Escrow Agreement” means the escrow agreement dated December 21, 2005 among Sonic, Cash and Pacific Corporate Trust Company;

(d)	“Office” has the meaning given to it in section 4.2 of this Agreement;

(e)	“Merger Agreement” has the meaning given to it in the Recitals to this Agreement;

(f)	“Mutual General Release” has the meaning given to it in Section 2.1(g) of this Agreement;

(g)	“Settlement” means completion of the transactions and other things contemplated to be done under this Agreement on or before the Time of Completion;

(h)	“Shares” has the meaning given to it in Section 5.2 of this Agreement; and

(i)	“Time of Completion” means 2:00 p.m. (Vancouver Time) on March 22nd , 2007 or such other time or date as the parties may agree in writing.

1.2	Interpretation. For the purposes of this Agreement, except as otherwise provided:

	(a)	“this Agreement” means this Plan of Merger Amending Agreement as it may from time to time be supplemented or amended and in effect;

	(b)	All references in this Agreement to “Articles”, “Sections” and other subdivisions are to the designated Articles, Sections and other subdivisions of this Agreement;

	(c)	The words “herein”, “hereof”, “hereunder” and other words of similar import refer to this Agreement as a whole and not to any particular Article, Section or other subdivision;

	(d)	The headings are for convenience only and do not form a part of this Agreement and are not intended to interpret, define or limit the scope, extent or intent of this Agreement or any provision hereof;

(e)

The singular or any terms includes the plural, and vice versa, the use of any term is equally applicable to any gender and, where applicable, a body corporate, the word “or” is not exclusive and the word “including” is not limited whether or not non-limiting language (such as “without limitation” or “but not limited to” or words of similar import) is used with reference hereto;

(f)	Where the time for doing an act falls or expires on a day other than a business day, the time for doing such act is extended to the next day which is a business day;

(g)

Any reference to a statute is a reference to the applicable statute and to any regulations made pursuant hereto and includes all amendments made thereto and in force from time to time and any statue or regulation that has the effect of supplementing or superseding such statute or regulation;

(h)	All references to “$” or dollars is to lawful currency of the United States unless otherwise stated to be in lawful currency of Canada;

(i)

The parties acknowledge that they have mutually negotiated all of the terms of this Agreement and that the provisions of this Agreement are to be construed in accordance with their fair and plain meanings and not strictly construed against either party;

(j)

To the extent any provisions of the body of this Agreement contradicts or is inconsistent with any of the other agreement to be entered into by the parties concurrently herewith, the precise terms and conditions of the final executed version of such formal agreement, release, order or notice, and not this Agreement, shall govern; and

(k)	Any reference to a “month” means a calendar month commencing at 12:01 a.m. (local time) on the first day of such month and ending at 11:59 p.m. (local time) on the last day of such month.

ARTICLE 2
TERMS OF AMENDMENT

2.1               Agreement to Settle. Subject to the conditions herein, the parties agree to settle, resolve and release each other of and from all matters of controversy between them to the date hereof, on the following terms, such Settlement to take place at the Time of Completion:

(a)	Sonic will pay to Cash US$250,000;

(b)	The Employment Agreement will terminate at the Time of Completion and each party will be released from any and all of their current and future obligations thereunder;

(c)

At the Time of Completion each party will be released from any and all current and future obligations under the Merger Agreement, other than those set forth in Part 12 of the Merger Agreement, which shall remain in effect in accordance with its terms, as amended;

(d)	Subject to the terms and conditions of Article 5 hereof, the Escrow Agreement will be terminated at the time and in the manner specified in such section;

(e)	At the Time of Completion, Cash will resign as a director and officer of Sonic and its affiliates;

(f)

Cash will deliver to Sonic all contacts, files, programs, data, contracts, potential contracts, customer lists and any other materials and locations involving Terra- Kleen, Sonic Corp. and Sonic in the possession of Cash (the “Deliverables”) and will clarify and provide advice with respect to any subsequent questions of Sonic with regard to such matters on request in accordance with Section 6.1 hereof; and

(g)

Cash and Sonic and Sonic Corp. agree to enter into a mutual release (the “Mutual General Release”) of all claims and liability under the Merger Agreement (except Part 12 thereof), the Employment Agreement and otherwise relating to the Sonic/Sonic Corp. business in the form attached as Schedule “A” to this Agreement.

ARTICLE 3
COMPLETION

3.1               Time and place of Completion. The Settlement contemplated herein will complete and become effective at the Time of Completion at the office of Sonic in Vancouver, British Columbia.

3.2	Deliveries at Completion. At the Time of Completion:

(a)

Sonic and Sonic Corp. shall deliver or cause to be delivered such documents and conduct such actions as are reasonably required to implement the transaction contemplated hereunder, including the following deliveries:

		(i)	the amount of US$250,000 delivered by wire transfer

		(ii)	a copy of the Mutual General Release executed by authorized signatories of Sonic and Sonic Corp.; and

		(iii)	a copy of the termination agreement in respect of the Employment Agreement executed by authorized signatories of Sonic and Sonic Corp., as applicable.

(b)

Cash shall, against delivery of the above, deliver or cause to be delivered such documents and conduct such actions as are reasonably required to complete the transaction contemplated hereunder, including the following deliveries:

		(i)	a copy of the Mutual General Release executed by Cash;

		(ii)	resignations from all positions Cash currently holds as a director or officer of Sonic and its affiliates;

		(iii)	a copy of the termination agreement in respect of the Employment Agreement executed by Cash; and

(iv)	the Deliverables.

ARTICLE 4
OBLIGATIONS FOLLOWING COMPLETION

4.1               Upon the Settlement becoming effective, Cash agrees, for a period of two years, not to make any damaging or disparaging remarks against Sonic or its affiliated companies, or any of its officers or employees. Sonic and Sonic Corp. will not, and agree to direct their officers and managers not to, make any damaging or disparaging remarks against Cash, and will use all reasonable measures to ensure that any other employees or individuals closely associated with them do not make any damaging or disparaging remarks against Cash. Nothing in this section, however, will preclude any statement or disclosure required by law or lawful process.

4.2               Cash agrees to close the existing office of Sonic Corp. located in San Diego, California (the “Office”) by March 31, 2007, and to take all such actions necessary and incidental to such closure, including cleaning and disposing of all contaminated waste on the site in accordance with applicable laws.

ARTICLE 5

RELEASE FROM ESCROW AND SHARE RESTRICTION

5.1               Upon the Settlement becoming effective, Sonic and Cash agree that the Escrow Agreement will be terminated and the 620,990 common shares of Sonic (the “Shares”) held in escrow pursuant to the Escrow Agreement will be released from escrow.

5.2               Upon the Shares being released from escrow, Cash agrees to provide written notice to Sonic two business days prior to Cash offering for sale or proposing to sell more than 20,000 of the Shares at any one time.

5.3               Notwithstanding the obligation of Cash to provide notice to Sonic in accordance with Section 5.2, Sonic confirms that it is under no obligation to notify Cash of any undisclosed facts or changes with respect to Sonic or its affiliates.

ARTICLE 6
TECHNICAL ASSISTANCE

6.1               Upon the Settlement becoming effective, Cash agrees to provide assistance to Sonic and Sonic Corp. in transitioning the relationships of Terra Kleen Response Group, Inc. and Sonic Corp. from Cash to a designated representative of Sonic, provided such assistance does not otherwise constitute or require substantive involvement in the business and affairs of Sonic.

ARTICLE 7
CONFIDENTIALITY

7.1               Confidential Information. For the purposes of this Article 7, “Confidential Information” shall mean, in relation to Sonic or Sonic Corp., all financial, technical, operational, commercial, environmental, staff and other information and data directly or indirectly relating to the business of Sonic, Sonic Corp. or any of their affiliates, including without limitation information relating to (i) customers and suppliers in Canada, United States, Japan, Taiwan, Australia, Slovakia and

any other jurisdiction in which Sonic, Sonic Corp. or their affiliates have commenced the conduct of business; and (ii) intellectual property, trade secrets and extensions and improvements made prior to the date of this Agreement to the remediation or treatment of soils and waste streams by the use of extraction chemicals to remove or detoxify contaminants.

7.2               Disclosure. Except as otherwise provided for or contemplated herein, Cash shall keep confidential all Confidential Information and shall not disclose, divulge, publish, transcribe, use or transfer such Confidential Information, in whole or in part, without the prior written consent of Sonic and Sonic Corp., which may be arbitrarily withheld, provided that such confidentiality shall not apply to such Confidential Information or any part thereto to the extent that:

(a)	it is made to a lawyer or professional advisor who has a need to know such information in the course of their business for or on behalf of or with Cash;

(b)	in respect of such information required to be disclosed by regulatory or governmental authorities; and

(c)	otherwise required by applicable law to be disclosed.

7.3               Agreement. Except as otherwise provided for or contemplated herein, the parties to this Agreement shall keep confidential this Agreement and any of the transactions or matters contemplated in this Agreement. The parties shall not and shall take such reasonable steps to ensure that their employees, agents, advisors or representatives do not disclose, divulge, publish, transcribe, or transfer such information, in whole or in part, without the prior written consent of the other parties, which may be arbitrarily withheld, provided that such confidentiality shall not apply to such information or any part thereto to the extent that:

(a)	it is made to a consultant, contractor, lawyer or professional advisor who has a need to know such information in the course of their business for or on behalf of or with the disclosing party;

(b)	in respect of such information required to be disclosed by regulatory or governmental authorities; or

(c)	otherwise required by applicable law to be disclosed.

ARTICLE 8
GENERAL

8.1               Manner of Notice. Any notice, demand or other communication required or permitted to be given under this Agreement shall be in writing and shall be addressed to the party at the following address or fax number:

in the case of Cash to:

5033 Seachase Street
San Diego, CA, 92130

Fax no.:

in the case of Sonic and Sonic Corp. to:

2100 – 1066 West Hastings Street
Vancouver, B.C.
V6C 2B5

Fax no.: (604) 736-2558
Attention: James Hill

The date of receipt of such notice, demand or other communication shall be the date of the delivery thereof if delivered and on the day of telecopying, if telecopied.

8.2               Change of Address. Either party may at any time and from time to time notify the other party in writing, in the manner provided herein, of a change of address and the new address to which notice shall be give to it thereafter until further change.

8.3               Prior Agreements. Except as set forth in Section 2.1(d), this Agreement shall supersede and replace any agreement or arrangement, whether oral or written, heretofore existing between the parties.

8.4               Waiver or Consent. No consent or waiver expressed or implied by any party in respect of any breach or default by any other party in the performance by such other of its obligations hereunder shall be deemed or construed to be a consent to a waiver of any other breach or default.

8.5               Enurement. This Agreement shall enure to the benefit of and be binding upon the parties and their respective heirs, executors, administrators, legal representatives, successors and permitted assigns.

8.6               Governing Law. This Agreement (including the certificates, agreements, instruments or other documents contemplated herein) shall be governed by and construed in accordance with the laws of California.

8.7               Time of the Essence. Time shall be of the essence in this Agreement.

8.8               Costs. Each party shall pay their own costs and expenses of and incidental to the preparation of this Agreement and completion of the transactions contemplated hereby.

8.9               Further Assurances. Each party shall, at their expense, promptly and duly execute and deliver to the other all such further agreements, instruments, certificates or other documents, and do all such acts or things as the other may reasonably request from time to time in order to more effectively carry out the intent and purposes of this Agreement.

8.10             Independent Legal Advice. Each of the parties acknowledges that they have been advised to and have obtained independent legal advise (or has declined doing so, despite having the opportunity to do so) with respect to the terms of this Agreement prior to its execution and further acknowledges that they understand the terms hereof and of their rights and obligations hereunder.

8.11             Counterparts. This Agreement may be executed in any number of counterparts and each such counterpart shall, for all purposes, be deemed to constitute one and the same agreement with force and effect on the date hereof, notwithstanding that all parties are not signatories to the same counterpart or executed this Agreement on the same date.

8.12            Damages Inadequate. The parties hereto acknowledge and agree that irreparable damage would occur in the event that any provisions of this Agreement (including the Schedules hereto) were not performed in according with their specific terms or were otherwise breached and consequently each agrees that the other shall be entitled to an injunction or injunctions to prevent a breach or anticipated breach and to enforce the specific terms and provisions hereof in a court, in addition to any other remedy to which they may be entitled at law or equity.

8.13            Submission/Attornment to Jurisdiction. For the purpose of any legal action or proceeding brought by a party hereto in respect of this Agreement or any other document or certificate issued under or arising out of or in connection with this Agreement or any other document or certificate issued under or arising out of or in connection with this Agreement or any act, omission, default or actionable event occurring in connection therewith, each of them hereby irrevocably submits and attorns to the jurisdiction over the parties, and agrees to be bound by any judgment of the courts of California and not to seek, and hereby waives, any review of its merits by the courts of any other jurisdiction.

8.14            Entire Agreement. The parties acknowledge and agree that this Agreement is the complete and exclusive statement of the agreement between the parties in respect of the subject matter hereto, that there are no implied warranties, terms, conditions or collateral agreements, expressed, implied or statutory, other than the terms set out herein, that this agreement supersedes all proposals, drafts, discussions or prior agreements, oral or written, and all other communications between the parties relating to the subject-matter of this Agreement, all of which shall be deemed to have been merged into this Agreement and the interpretation hereof shall not be effected by any prior agreement, understanding, representation, prior offers, draft agreements or the prior course of conduct of the parties hereto.

8.15            Severance. It is intended that all of the provisions of this Agreement shall be fully binding and legally effective between the parties, provided however, that if a court of competent jurisdiction finds any particular provision or provisions hereof are void, voidable or unenforceable for any reason, then the particular provision or provisions or such part thereof as such court may consider necessary shall be deemed to be severed from the remainder of this Agreement and all other provisions shall remain in full force and effect as if the invalid provision had been omitted therefrom.

IN WITNESS WHEREOF this Agreement has been executed by the parties as of the date first written above.

Witness	ALAN CASH

SONIC ENVIRONMENTAL SOLUTIONS INC.

Per: ___________________________________
        Title

SONIC ENVIRONMENTAL SOLUTIONS CORP.

Per: ___________________________________
        Title

SCHEDULE “A”

MUTUAL GENERAL RELEASE

AMONG:

ALAN CASH, of 5033 Seachase Street, San Diego, California, 92130;

(“Cash”)

AND:

SONIC ENVIRONMENTAL SOLUTIONS INC., a corporation incorporated under the laws of British Columbia

(“Sonic”)

AND:

SONIC ENVIRONMENTAL SOLUTIONS CORP., a corporation duly incorporated under the laws of California

(“Sonic Corp.”)

WHEREAS Cash, Sonic and Sonic Corp. contemporaneously herewith have entered into an agreement dated the date hereof (the “Plan of Merger Amending Agreement”), pursuant to which, among other things, Sonic, Sonic Corp. and Cash have terminated the Employment Agreement (as defined herein) and released each other from any and all current and future obligations under the Merger Agreement (with the exception of those Sections and Parts thereof referred to herein and in the Plan of Merger Amending Agreement) (as defined herein);

AND WHEREAS in conjunction with the Plan of Merger Amending Agreement, the parties have agreed to release each other from any claims between the parties or their affiliated and related entities on the terms contained herein.

NOW THEREFORE IN CONSIDERATION OF the mutual covenants, terms and agreements herein contained, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, Sonic, Sonic Corp. and Cash hereby agree as follows:

1.	In this Mutual General Release, the following capitalized terms have the following meanings:

“Affiliate” means, in relation to a person or entity, any person, partnership, limited liability company, joint venture, corporation, or other form of enterprise which Controls, is Controlled by, or is under common Control with, such person or entity;

“Control” when used as a verb means (i) when used with respect to an entity, the ability, through one or more intermediaries, to direct or cause the direction of the management and policies of such entity through the legal or beneficial ownership of voting securities or membership interests, the right to appoint managers, directors or corporate officers, rights arising under operating agreements or other contracts, a voting trust or otherwise; and (ii) when used with respect to a person, means the actual or legal ability to control the actions of another, through family relationship, agency, contract or otherwise; and “Control” used as a power means an interest which gives the holder the ability to exercise any of the foregoing powers;

“Employment Agreement” means the Executive Employment Agreement dated December 21, 2005 between Cash and Sonic Corp. (formerly Sonic Environmental Solutions (USA) Inc.) pursuant to which Cash was appointed President of Sonic Corp.;

“Merger Agreement” means the merger agreement dated September 26, 2005 pursuant to which Cash sold his interest in Terra-Kleen Response Group, Inc. to Sonic; and

“Subsidiary” means an entity that is Controlled by another entity.

2.

Cash does hereby remise, release and forever discharge each of Sonic, Sonic Corp., and each of Sonic and Sonic Corp.’s Affiliates, Subsidiaries, directors, officers, shareholders, employees, servants, agents, successors, assigns, heirs, executors, and administrators (hereinafter individually or together referred to as the “Sonic Releasees”) of and from any and all actions, causes of action, claims, suits, accounts, bonds, debts, contracts, demands, damages, interest, costs, expenses and compensation of whatsoever kind and howsoever arising, whether in law or in equity, whether in statute or otherwise (including without limitation under the United States Age Discrimination in Employment Act “ADEA”), whether contractual or extra-contractual, whether known or unknown (each, a “Claim”) which Cash now has or at any time hereafter may have against the Sonic Releasees arising out of the Employment Agreement, or the termination of it, the Merger Agreement (including, without limitation, payment obligations under subsections 3.2 (c), 3.2(d) and 3.2(e) thereof), his service as an officer or director or other involvement with the Sonic Releasees or any cause, matter or thing whatsoever existing or done or omitted to be done by the Sonic Releasees, at any time up to and including the date hereof; provided however, for greater certainty, nothing in the foregoing shall release or discharge Sonic from its obligations under the Plan of Merger Amending Agreement.

3.

In accordance with the Older Workers' Benefit Protection Act of 1990 and the ADEA, Cash is aware of the following: (1) he has the right to consult with an attorney before signing this Agreement (he is advised to consult with an attorney), and to the extent, if any, that Cash has desired, he has done so; (2) he has twenty- one (21) days in which to review and consider this release, and that he may use as much or as little of this twenty-one (21) day period as he wishes prior to signing; (3) for a period of seven (7) days following the execution of this release, Cash may revoke this release (which includes a release covering any claim he may have under the ADEA) and the release shall not become effective or enforceable until that revocation period has expired without revocation; and (4) this release is not intended to waive any rights or claims with respect to events occurring after the date it is executed. Nothing in this release shall be deemed to preclude Cash from filing an age discrimination charge or claim under the ADEA with the United States Equal Employment Opportunity Commission (“EEOC”), although he may have no right to monetary or other relief or remedy by reason of the claims he has released in this release, or from participating in any investigation or proceeding conducted by the EEOC on any ADEA claim. Also, nothing in this Agreement shall be deemed to preclude Cash from challenging in any court or before any agency the knowing and voluntary nature of the waiver of any ADEA claim.

4.

Each of Sonic and Sonic Corp. do hereby remise, release and forever discharge Cash and his heirs, executors and personal representatives (collectively, the “Cash Releasees”) from all Claims which Sonic and Sonic Corp. now have or hereafter may have against the Cash Releasees, for or by reason of or in any way arising out of the Employment Agreement, the Merger Agreement (other than Part 12 thereof, as amended), Cash’s service as an officer or director or other involvement with Sonic Corp., Sonic and its Subsidiaries, or any cause, matter or thing whatsoever existing, or done or omitted to be done by Sonic Corp., Sonic and its Subsidiaries, at any time up to and including the date hereof; provided however, for greater certainty, nothing in the foregoing shall release or discharge Cash from his obligations under the Plan of Merger Amending Agreement.

5.

It is the intention of the parties in executing this instrument that it shall be effective as a bar to each and every claim, demand and cause of action herein above specified. In the furtherance of this intention, the parties hereby expressly waive any and all rights and benefits conferred upon them by the provisions of section 1542 of the California Civil Code and expressly consent that this Agreement shall be given full force and effect according to each and all of its express terms and provisions, including those relating to unknown and unsuspected claims, and causes of action, if any. Section 1542 of the California Civil Code provides:

                   A general release does not extend to claims which the creditor does not know or suspect to exist in his or his favor at the time of executing the release, which if known by him or his must have materially affected his or his settlement with the debtor.

Notwithstanding the provisions of section 1542, this Agreement shall be in full settlement of all claims and disputes being released herein, including unknown claims. The parties expressly waive all rights under section 1542, which section has been explained to them by their legal counsel, if they elect to consult such counsel, and which they fully understand. The parties waive all rights that they may have by virtue of section 1542 and any similar law of any state or territory of the United States, or federal law.

6.

The provisions of this Mutual General Release shall enure to the benefit of the Sonic Releasees, the Cash Releasees, and the successors and assigns of each the Sonic Releasees and the Cash Releasees and shall be binding upon the heirs, executors, administrators, successors and assigns of each of Sonic, Sonic Corp. and Cash.

7.	This Mutual General shall be governed by, and interpreted and enforced in accordance with, the laws of California and the federal laws of the United States applicable therein.

DATED as of the 22nd day of March, 2007.

SONIC ENVIRONMENTAL SOLUTIONS INC.

Per: ___________________________________
        Authorized Signatory

SONIC ENVIRONMENTAL SOLUTIONS CORP.

Per: ___________________________________
        Authorized Signatory

Witness	ALAN CASH